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SEMPRA ENERGY

                                                                January 26, 2000

To Our Shareholders:

   We invite you to tender your shares of our common stock for purchase by Sempra. We are offering to purchase up to 36,000,000 shares at a price not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

   We will determine a single per share price that we will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price that will allow us to buy 36,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered. All shares acquired in the offer will be acquired at the same purchase price.

   Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 5:00 p.m., New York City time, on Friday, February 25, 2000, unless we extend it.

   Any shareholder whose shares are properly tendered directly to First Chicago Trust Company of New York, the Depositary for the offer, and purchased in the offer will not incur the usual transaction costs associated with open market sales. If you who own fewer that 100 shares, the offer is an opportunity for you to sell your shares without having to pay odd lot discounts.

   If you want to maximize the chances that your shares will be purchased in the offer, you should check the box in the section of the Letter of Transmittal captioned "Shares Tendered at Price Determined Pursuant to the Offer." Note that this election could result in your shares being purchased at the minimum price of $17.50 per share.

   Neither Sempra nor our Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making this offer, including the recently announced reduction in our quarterly dividend rate, our increased use of financial leverage and our increased business emphasis on providing unregulated integrated energy services. Our directors and executive officers have advised us that they do not intend to tender any shares in the offer.

   If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

   If you have any questions regarding the offer or need assistance in tendering your shares, please contact D. F. King & Co., Inc., the Information Agent for the offer, at (800) 431-9645 (toll-free).

                                        Sincerely,

                                  SEMPRA LOGO

                                        Richard D. Farman
                                        Chairman and Chief Executive Officer
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                             QUESTIONS AND ANSWERS
                             ABOUT THE TENDER OFFER
                     FOR THE COMMON STOCK OF SEMPRA ENERGY

                        WHAT IS THIS OFFER TO PURCHASE?

 . We are inviting you to tender shares of our common stock, without par value, for purchase by Sempra at a price not in excess of $20.00 nor less than $17.50 per share upon the terms and conditions described in the enclosed Offer to Purchase and the related Letter of Transmittal.

                     WHAT WILL BE THE FINAL PURCHASE PRICE?

 . We will determine the lowest single price per share that will allow us to buy 36,000,000 shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders or, if a lesser number of shares are properly tendered, all shares that are properly tendered.

 . All shares acquired in the offer will be acquired at the same purchase price.

 . If your shares are purchased in the offer, you will receive the purchase price in cash for each of your shares that we purchase, without interest, and will not incur the usual transaction costs associated with open market sales.

      WHY IS SEMPRA CONDUCTING THE TENDER OFFER AND REDUCING THE DIVIDEND?

 . As a complement to our business strategy, we have developed financial initiatives that are intended to increase our financial flexibility and further position us for the increasingly competitive utility and energy services markets.

 . We plan to reduce the quarterly dividend payable on shares of our common stock to $0.25 per share ($1.00 annualized rate) from its previous level of $0.39 per share ($1.56 annualized rate) commencing with the dividend payable in the second quarter of 2000. Reducing the dividend rate improves our financial flexibility going forward. Additionally, it positions our common stock for potential increased growth in market value by retaining a proportionately higher level of earnings for reinvestment in the business.

 . We intend to incur approximately $700 million in additional long-term obligations in the form of senior notes and trust preferred securities guaranteed by us to repurchase shares in this offer. This is designed to increase the financial leverage employed by us in our capital structure.

 . This offer allows you an opportunity to exit all or part of your investment in our shares on potentially more favorable terms than would otherwise be available. However, if you choose not to tender your shares, you may also benefit from these transactions. Non-tendering shareholders will own a greater interest in us with a potentially stronger earnings per share growth rate.

HOW IS SEMPRA GOING TO REPAY THE OBLIGATIONS INCURRED TO FUND THE TENDER OFFER?

 . We expect to repay the long-term obligations in the form of senior notes and trust preferred securities incurred to finance our purchase of shares in the offer through funds generated by our operations, increased cash flows resulting from the dividend reduction or through refinancing the obligations at a later date.

                      WHAT IS A MODIFIED "DUTCH AUCTION"?

 . A modified "Dutch Auction" is a process through which we can offer to purchase your shares of our common stock, you can decide whether or not you want to tender, or sell, your shares, and if so, at what prices you would like to tender, or sell, the shares within the price range we have established.


                          WHAT ARE "ODD LOT HOLDERS"?

 . ""Odd Lot Holders" are shareholders who own an aggregate of less than 100 shares, not including shares held in the Sempra Direct Stock Purchase Plan or one of our savings plans.

 .  The sale of shares held by Odd Lot Holders will avoid any applicable odd lot fees payable on sales of such odd lots on the securities exchanges.
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 .  If more than 36,000,000 shares, or any increased number of shares that we elect to purchase, are properly tendered and not properly withdrawn in the offer at prices at or below the purchase price, we will first purchase odd lot shares and then the remaining shares on a pro rata basis.

 .  There will be no proration of shares tendered by any Odd Lot Holder.

                     AT WHAT PRICE MAY I TENDER MY SHARES?

 . You may elect to tender your shares at the price determined according to the offer or at a specified price, in increments of $0.125, starting at $17.50 per share up to and including $20.00 per share.

 . You must indicate your election as to the number of shares you wish to tender and price at which you want to tender those shares on the enclosed Letter of Transmittal.

       WHAT IF MY DESIGNATED PRICE IS ABOVE THE COMPANY'S PURCHASE PRICE?

 . Shares that are tendered at a designated price that is above the purchase price we determine in the offer will not be purchased and will be returned to you.

   WHAT IF MORE THAN 36,000,000 SHARES ARE TENDERED AT OR BELOW THE PURCHASE
                                     PRICE?

 . If more than 36,000,000 shares are properly tendered at or below the purchase price, a pro rata share of each tender will be accepted for purchase subject to priority for odd lots.

 . Shares held by "Odd Lot Holders" who tender all of their shares at or below the purchase price and who complete the appropriate section of the Letter of Transmittal will be purchased before proration.

 . You may tender shares subject to the condition that a specified minimum number of your shares tendered must be purchased if any shares tendered are purchased.

                           HOW DO I TENDER MY SHARES?

 . If your shares are registered in you own name or held in an accounts in the Sempra Energy Direct Stock Purchase Plan, you must complete and return the enclosed Letter of Transmittal and follow the instructions contained therein.


 . If your shares are held through a brokerage firm or bank, you must instruct your broker or bank to complete and return a Letter of Transmittal on your behalf. The Letter of Transmittal cannot be used to tender shares held by a nominee directly, even though one may have been delivered for informational purposes.

 . If you hold shares in one of our savings plans, you must instruct the trustee of the plans, to tender the shares attributable to your savings plan account.

WHAT FORM DO I NEED TO SIGN AND PROVIDE IF I CAN'T GET MY LETTER OF TRANSMITTAL
                       AND STOCK CERTIFICATES IN ON TIME?

 . If you cannot deliver a completed Letter of Transmittal and other required documents before the offer is scheduled to expire, you must have an Eligible Institution complete and execute the Notice of Guaranteed Delivery instead.

                  CAN I TENDER MY SHARES AT DIFFERENT PRICES?

 . Yes, you can elect to tender some shares at one price and other shares at a second price.

 .  But the same shares cannot be tendered at different prices.

 . If you wish to tender some shares at one price and other shares at a different price, a separate Letter of Transmittal MUST be completed and returned for each price.

                           CAN I WITHDRAW MY TENDER?

 . Tendered shares may be withdrawn at any time until 5:00 P.M., New York City time, on Friday, February 25, 2000, unless we extend the tender offer, or at any time after 12:00 Midnight, New York City time, on Wednesday, March 22, 2000 if we have not by then accepted the tendered shares for payment.

 . For a withdrawal to be effective, a written, telegraphic or facsimile transmission form must be timely provided to First Chicago Trust Company of New York, at its address set forth on the back of the Offer to Purchase.

                     CAN SEMPRA WITHDRAW THE TENDER OFFER?

 .  Under certain circumstances discussed in the Offer to Purchase, we may withdraw the tender offer at any time before it expires.
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                 WHAT IF THE TERMS OF THE TENDER OFFER CHANGE?

 . If we extend the Expiration Date of the tender offer or materially change the terms of the tender offer, we will give notice of the change and, under certain circumstances, must, in connection with that change, extend the expiration date of the offer at least ten business days.

 . During the extension, you will continue to be able to withdraw the tender of your shares.

                      ARE THERE ANY BROKERAGE COMMISSIONS?

 . There will be no brokerage commissions if shares tendered are registered in a your name and tendered directly to the Depositary.

 . If shares are held through brokers or banks, you should consult your broker or bank to determine whether transaction costs apply to the tender of those shares.

 . No stock transfer tax will apply if payment is made to the registered holder of the shares.

                     DO I HAVE TO SELL MY SHARES TO SEMPRA?

 .  No. No one is required to tender any shares.

 . If you do not tender your shares, you will continue to own the same number of shares without any adjustments.

 . The percentage of the outstanding shares held by non-tendering shareholders will increase since the number of outstanding shares will be reduced upon completion of the tender offer.

 IF I HAVE LOST OR MISPLACED MY SHARE CERTIFICATES, HOW DO I PARTICIPATE IN THE
                                     OFFER?

 . Contact First Chicago Trust Company of New York at (877) 773-6772 immediately for assistance.

                WHAT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

 .  Contact D.F. King & Co., the Information Agent for the tender offer, at
   (800) 431-9645 with any questions about the terms and conditions of the tender offer or how to tender your shares.

       WHERE DO I OBTAIN ADDITIONAL COPIES OF THE LETTER OF TRANSMITTAL?

 . Additional copies of the Letter of Transmittal and any of the other tender offer documents can be obtained from the Information Agent.